Exhibit 21.1

LIST OF SUBSIDIARIES

As of March 15, 2018, the following entities are subsidiaries of The ExOne Company:

Name	Jurisdiction of Incorporation or Organization
ExOne KK	Japan

ExOne GmbH	Germany
ExOne Italy S.r.l	Italy

ExOne Americas LLC	United States (Delaware)

ExOne Property GmbH	Germany